March 27, 2009

Reid S. Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
Mail Stop 3720
100 F. Street, N.E.
Washington, D.C. 20549

Re:           Ultra Sun Corp.
File No. 000-53571

Dear Mr. Hooper:

To assist the staff of the Commission in completing its review of the above referenced filing, the comments from your comment letter dated February 26, 2009 are quoted below and are followed in each case by the Company’s response thereto.  We are also forwarding via overnight delivery courtesy copies of this filing along with computer redlined copies.

General
Comment No. 1

Please note that the form 10 goes effective by lapse of time 60 days after the date filed pursuant to Section 12(g)(1) of the Securities Exchange Act of 1934.  After that date, you will be subject to the reporting requirements under Section 13(a) of the Securities Act of 1934.  In addition, we will continue to review your filing until all of our comments have been addressed.

Response

We are aware of this requirement and to this end have updated our financial statements in this filing to include our audited December 31, 2008 financial statements.

Special Note regarding Forward-Looking Statements, page 2

Comment 2

Please note that reliance upon the safe harbor protection for forward-looking statements under the Private Securities Litigation Reform Act is not permitted in initial public offerings, which we consider this to be.  Please either delete any references to the Private Securities Litigation Reform Act or make clear that the safe harbor does not apply to you.  We note similar disclosure on page 7.

Response

We have removed the reference to the Act.

Item 1.  Description of Business, page 3

Comment 3

Please revise to discuss the development of your company at the beginning of this section.  Along with the general discussion of your business, briefly describe the development of your company, including the year organized, and the state of incorporation.  See Item 101(h) of Regulation S-K.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 27, 2009

Response

Additional disclosure has been added.

Regulations, page 4
Comment 4

We note two discussions titled “regulations” on page four of the registration statement.  Please consolidate the two sections into one overarching discussion relating to federal, state, and local rules and regulations that may affect you and/or the indoor tanning services industry as a whole.  Include rules or regulations that govern the manufacture and use of indoor tanning devices.  In addition, as you own a tanning salon in Utah, specifically describe any Utah state regulations that apply to your tanning business.

Response

The discussions have been combined and additional disclosure added.

Competitors, page 4
Comment 5

We note your statement on page four, “[W]e will focus more on branding our Sahara Sun store concepts to differentiate ourselves form other competitors.”  In addition, we note your statement, “in our salon, we have tried to differentiate ourselves by having a more distinctive look that all future salons will mirror.”  Please revise to further explain how your salon is different form your competitors, particularly with respect to your Sahara Sun store concepts and your products and services offered.  Likewise, please identify your competitive position within your industry.  See Item 101(h)(4)(IV) of Regulation S-K.

Response

We have added additional disclosure.

Patents, trademarks, licenses, Franchises, Concessions, Royalty or Labor Contracts including Duration, page 5.
Comment 6

Please disclose the existence of any business license that you have which enables your salon to operate in Salt Lake City, Utah.

Response

Additional disclosure has been added.

Risk Factors Associated with Ultra Sun, page 5
Comment 7

Please revise the risk factor disclosure to address your auditor’s going concern opinion.

Response

We have added the additional risk factor.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 27, 2009

Item 2.  Financial Information, page 7

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 7
Comment 8

Please discuss the most significant business challenges that management expects to encounter over the next year and beyond as well as the known trends, demands or uncertainties that may affect the company’s financial condition.  Challenges that should be discussed include your desire to expand by purchasing and opening additional salons, and your goal to expand into your own line  of private label tanning and beauty products.

Response

We have added additional disclosure.

Liquidity and Capital Resources, page 10
Comment 9

Revise your disclosure to discuss in detail your cash requirements during the next twelve months and your ability to generate sufficient cash to support operations.  Specifically, include a discussion of the manner in which you intend to generate future revenues and satisfy, where necessary, your debt obligations.

Response

We have added additional disclosure.

Item 3. Properties, page 10
Comment 10

Disclose the address of your salon, which also serves as your corporate office, in this section.

Response

The address has been added.

Item 6.  Executive Compensation, page 13
Comment 11

Revise this section to include fiscal year 2008 compensation figures.  Include all compensation awarded to, earned by or paid to Ultra Sun’s Chief Executive Officer and each of the other executive officers that were serving as executive officers at December 31, 2008.  Please refer to Item 402 of Regulation S-K.

Response

The disclosure has been added for 2008.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 27, 2009

Item 10.  Recent Sales of Unregistered Securities, page 15
Comment 12

Please revise to include all required disclosure under Item 701 of Regulation S-K as to all securities sold within the past three years which were not registered under the Securities Act, including consideration received and exemption relied upon.  We note your disclosure in Note 3 to the Financial Statements discussing that on June 13, 2006, the company closed an offering for the sale of 800,000 of its authorized but previously unissued common stock at $0.25 per share with the total gross proceeds received from the offering being $200,000.

Response

Additional disclosure has been added.

Financial Statements – December 31, 2007
Statement of Operations
Comment 13

Your presentation of “cost of goods sold” result in reporting gross margin before depreciation and amortization.   SAB Topic 11:B specifically states, “To avoid placing undue emphasis on cash flow, depreciation, depletion and amortization should not be position in the income statement in a manner which results in reporting a figure for income before depreciation.”  Further, we note your exclusion of depreciation and amortization related to property and equipment directly attributed to the generation of revenue from cost of goods sold.  Revise the statements of Operations and selected financial data and similar presentations elsewhere in the document to comply with SAB Topic 11:B.

Response

The Statement of Operations and selected financial data and similar presentations elsewhere in the document have been revised to comply with SAB Topic 11:B.

Age of Financial Statements
Comment 14

We note that you have incurred a net loss for the three month period ended September 30, 2008.  If you expect to have a net loss for the fiscal year ended December 31, 2008, please update the audited financial statements and other financial information in the filing to include the period ended December 31, 2008.  Please refer to the guidance in Rule 8-08 of Regulation S-X.

Response

Our financial statements have been updated for the December 31, 2008 year end and are included in this filing.

Comment 15

If you expect to have net income for 2008 and your audited financial statements are available at the time of your amended filing, please include them in the filing.

Response

The audited December 31, 2008 financial statements are included in the filing.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 27, 2009

Financial Statements – September 30, 2008
Note 2 – Summary of Significant Accounting Policies, page F-4
Comment 16

Refer to your accounting policy for revenue recognition.  We note that you recognize revenue from gifts certificates at the point of sale because the cost of services is minimal.  Please tell us whether the revenues recognized from gift certificate are material for the periods presented, and if so, tell us how your policy complies with the guidance in SAB 104, as you have recognized revenue prior to the time services were provided.  We also note that your accounting policy is not consistent with the disclosure presented in Note 1 to the audited financial statements at page F-6.

Response

The revenue recognized from gift certificates is not material. The policy presented in the financial statements for September 30, 2008 was not consistent with the policy presented in the audited financial statements for December 31, 2007.  This policy in the audited financial statements for December 31, 2008 has been revised to be consistent with the prior audited financial statements.

Note 6 Commitments and Contingencies, page F-6
Comment 17

We note that you have recognized $7,870 in income from Forgiveness of debt and that your lessor deferred the remainder of monthly payments that would have been paid between November 2004 and October 2005.  We also note that you renewed the lease for an additional five year period on September 12, 2008, which triggered the forgiveness of the deferred lease payments.  Please tell us your basis in GAAP for gain recognition rather than amortizing the amounts previously deferred as a reduction in your lease payments over the new five year term.  In your response, please consider the guidance in the staff’s letter dated February 7, 2005, to Robert Kueppers, Chairman of the Center for Public Company Audit Firms.  A copy of the letter is available at our website at http://www.sec.gov/info/accounants/staffletters/cpcaf020705.htm.

Response

After reviewing the staff’s letter dated February 7, 2005, to Robert Kueppers, the recognition of $7,870 of forgiveness of debt as revenue has been revised and has been amortized over the life of the five year lease and is recorded as a reduction of rent expense in accordance with GAAP for the audited financial statements for December 31, 2008.

Comment 18

Please revise your interim financial statements to reflect your responses to our comments on the December 31, 2007 financial statements, as applicable.

Response

All responses to the comments on the December 31, 2007 financial statements have been reflected in the audited financial statements for December 31, 2008.

Reed Hooper, Esq.
Larry Spirgel, Esq.
United States Securities and Exchange Commission
Division of Corporate Finance
March 27, 2009

Additionally, the Company acknowledges that:

-	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;
-	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
-	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the Untied States.

If you have further questions or need additional information, please let me know.

Sincerely,
Ultra Sun Corporation

/s/ Neil Blosch
Neil Blosch, CEO